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                                                          OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                BIONUTRICS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   090946 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)

    [ ]    Rule 13d-1(c)

    [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided on a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                   Page 1 of 6
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CUSIP No. 090946 10 4                 13G                           Page 2 of 6


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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD M. FELDHEIM
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           16,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          4,045,821
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         16,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            4,045,821
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,601,821
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.86%
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12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
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CUSIP No. 090946 10 4                 13G                           Page 3 of 6


ITEM 1.

         (a)      Name of Issuer:  Bionutrics, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                           2425 East Camelback Road, Suite 650
                           Phoenix, Arizona 85016

ITEM 2.

         (a)      Name of Person Filing: Richard M. Feldheim


         (b)      Address of Principal Business Office or, if none, Residence:
                           8320 N. Hayden Road, Suite B110-A
                           Scottsdale, Arizona 85281

         (c)      Citizenship or Place of Organization: United States

         (d)      Title of Class of Securities:  Common Stock

         (e)      CUSIP Number:  090946 10 4

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]    Broker or dealer registered under Section 15 of the Act.

         (b) [ ]    Bank as defined in Section 3(a)(6) of the Act.

         (c) [ ]    Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e) [ ]    An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 090946 10 4                 13G                           Page 4 of 6


ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:  4,061,821

         (b)      Percent of Class:  17.86%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  16,000

                  (ii)     Shared power to vote or to direct the vote: 4,045,821

                  (iii) Sole power to dispose or to direct the disposition of: 16,000

                  (iv) Shared power to dispose or to direct the disposition of: 4,045,821

         The amount of shares set forth above include 16,000 shares issuable upon exercise of options.

         The amount of shares set forth above includes 19,826 shares held by Abby's, Inc., which corporation is controlled by Mr. Feldheim. Also includes 757,810 shares held by the RM Feldheim Limited Partnership of which Mr. Feldheim is a general partner. Includes 3,268,185 shares held by the RH Lane Limited Partnership of which Mr. Feldheim is a general partner and over which he shares voting power.

         Mr. Feldheim disclaims beneficial ownership of all shares held by Abby's Inc., RM Feldheim Limited Partnership and RH Lane Limited Partnership except to the extent that his individual interest in such shares arises from his interest in each such entity.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  The limited and general partners of R.H. Lane Limited Partnership (the "Partnership") have the right to receive dividends and sale proceeds from the shares held by the Partnership. Mr. & Mrs. Ronald Lane each have an interest in more than 5% of the outstanding shares through their interest in the Partnership.
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CUSIP No. 090946 10 4                 13G                           Page 5 of 6


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10. CERTIFICATION

                  Not Applicable.

CUSIP No. 090946 10 4                 13G                           Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            2/14/01
                              ---------------------------------------
                                              Date



                                     /s/ Richard M. Feldheim
                              ---------------------------------------
                                            Signature



                                       Richard M. Feldheim
                              ---------------------------------------
                                            Name/Title



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).